UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 22, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 22nd, 2021

DATE, TIME AND PLACE: February 22nd, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo and Mrs. Elisabetta Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee (“CESG”); (2) To acknowledge on the Company’s Industrial Plan for 2021/2023.

RESOLUTIONS: Upon the review of the materials presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 22nd, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(2) The Board Members acknowledged on the general premises of the Company's Industrial Plan for the three-year term 2021-2023, as presented by Mr. Pietro Labriola, Chief Executive Officer of the Company, and Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and approved the Company's guidelines and initiatives to be used for the year 2021.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 22nd, 2021.

JAQUES HORN

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 22, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer